Exhibit 99.1

So-Young Reports Unaudited Fourth Quarter and Fiscal Year 2024 Financial Results

BEIJING, China, Mar. 28, 2025 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Total revenues were RMB369.2 million (US$50.6 million1), compared with RMB390.6 million in the corresponding period of 2023, in line with previous guidance.

•	Net loss attributable to So-Young International Inc. was RMB607.6 million (US$83.2 million), compared with net income attributable to So-Young International Inc. of RMB17.5 million in the same period of 2023, primarily driven by a one-time goodwill impairment charge of RMB540.0 million (US$74.0 million) for the Company’s subsidiary, Wuhan Miracle.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB53.2 million (US$7.3 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB35.7 million in the same period of 2023.

Fourth Quarter 2024 Operational Highlights

•	The aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB356.6 million, compared with RMB470.9 million in the same period of 2023.

•	Number of verified paid visits for the quarter reached over 39,500, compared with approximately 2,300 in the same period of 2023. The number of verified paid aesthetic treatments performed surpassed 81,500, compared with approximately 5,000 in the same period of 2023.

•	The number of active users, defined as those who visited the aesthetic centers at least once during the 12-month period ending on the last day of the respective quarter, exceeded 52,000, compared with approximately 2,900 users during the corresponding period in 2023.

•	As of December 31, 2024, So-Young had 19 aesthetic centers in nine major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing and Changsha, all of which are fully operational. Among them, 11 centers have achieved positive monthly operating cash flow. The following table shows the revenues generated by So-Young aesthetic centers, categorized by their phase of development:

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2993 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 31, 2024.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses, impairment of goodwill attributable to So-Young International Inc., impairment of long-term investment attributable to So- Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Phase (The length of time since establishment)	Number of Centers	Revenue (RMB)	Average Revenue per Center (RMB)
Ramp-up (0-3 months)	4	2,875,000	719,000
Growth (4-12 months)	14	64,277,000	4,591,000
Maturity (over 12 months)	1	14,115,000	14,115,000

•	The number of institutions So-Young served with supply chain solutions for injectables grew to over 1,200 this quarter. Shipments of Elasty injectable products reached approximately 52,000 units, compared with 53,000 in the same period of 2023.

Fiscal Year 2024 Financial Highlights

•	Total revenues were RMB1,466.7 million (US$200.9 million) in the full year 2024, compared with RMB1,498.0 million in the prior year.

•	Net loss attributable to So-Young International Inc. was RMB589.5 million (US$80.8 million) in the full year 2024, primarily driven by a one-time goodwill impairment charge of RMB540.0 million (US$74.0 million) for the Company’s subsidiary, Wuhan Miracle. This compared with a net income attributable to So-Young International Inc. of RMB21.3 million in the prior year.

•	Non-GAAP net loss attributable to So-Young International Inc. was RMB4.7 million (US$0.6 million) in the full year 2024, compared with a non-GAAP net income attributable to So-Young International Inc. of RMB58.0 million in the prior year.

Declaration of Special Dividend

The board of directors of the Company has declared a special cash dividend of US$0.03445 per ordinary share, or US$0.0265 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2025, U.S. Eastern Time, payable in U.S. dollars. The ex-dividend date will be April 8, 2025. The payment date is expected to be on or around April 25, 2025. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The total amount of cash to be distributed for the dividend is expected to be approximately US$3 million, which will be funded by surplus cash on the Company’s balance sheet.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Despite a challenging environment, we remain focused on executing our transformation strategy. Our investments in vertical integration and business diversification are beginning to take shape, reinforcing our competitive positioning in the evolving medical aesthetics landscape. The opportunity created by demand for standardized high-quality, cost-effective medical aesthetic products and services remains enormous, one that we are uniquely positioned to capitalize on. As of December 31, 2024, we expanded our network to 19 aesthetic centers across nine major cities, with 11 of them already generating positive operating cash flow. Customer retention rates continue to maintain at approximately 60%, reflecting our ability to maintain the highest levels of customer satisfaction as we scale this proven standardized model nationwide. Our aesthetic treatment services revenues reached RMB81.3 million, marking a 701.6% increase from the same period last year. This substantial growth underscores the traction of our branded aesthetic centers and the strategic rationale behind our transformation efforts. As our upfront investments start to yield returns we expect a more balanced growth trajectory in the coming quarters. We will continue to explore opportunities and deepen the integration across our businesses to enhance operational efficiencies and address industry challenges.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “Our fourth-quarter results demonstrate the resilience of our business and strategic agility to adapt to market changes. The expansion of our center network is noticeably improving the customer experience and laying the groundwork for long-term, sustainable growth. We continued to drive operational efficiency improvements, carefully control costs, and invest in scaling and strengthening the synergies between our businesses. While the near-term environment remains dynamic, we are confident that our strategic direction will create long-term value for both our customers and shareholders.”

Fourth Quarter 2024 Financial Results

Revenues

Total revenues were RMB369.2 million (US$50.6 million), a decrease of 5.5% from RMB390.6 million in the same period of 2023. The decrease was primarily due to the decrease in revenues generated by So-Young Prime.

•	Information, reservation services and other revenues were RMB201.5 million (US$27.6 million), a decrease of 27.7% from RMB278.5 million in the same period of 2023. The decrease was primarily due to a decrease in revenues generated by So-Young Prime.

•	Aesthetic treatment services[3] revenues were RMB81.3 million (US$11.1 million), an increase of 701.6% from RMB10.1 million in the same period of 2023. The increase was primarily due to the business extension of the branded aesthetic centers.

•	Sales of medical products and maintenance services were RMB86.4 million (US$11.8 million), a decrease of 15.2% from RMB101.9 million in the same period of 2023, primarily due to a decrease in the order volume for medical equipment.

Cost of Revenues

Cost of revenues was RMB153.1 million (US$21.0 million), an increase of 11.2% from RMB137.6 million in the fourth quarter of 2023. The increase was primarily due to business extension of the branded aesthetic centers. Cost of revenues included share-based compensation expenses of RMB0.0 million (US$0.0 million), compared with RMB0.2 million in the corresponding period of 2023.

•	Cost of information, reservation services and others[4] were RMB44.5 million (US$6.1 million), a decrease of 48.2% from RMB86.0 million in the fourth quarter of 2023. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

•	Cost of aesthetic treatment services were RMB65.2 million (US$8.9 million), an increase of 702.3% from RMB8.1 million in the fourth quarter of 2023. The increase was primarily due to the business extension of the branded aesthetic centers.

•	Cost of medical products sold and maintenance services were RMB43.3 million (US$5.9 million), a decrease of 0.5% from RMB43.6 million in the fourth quarter of 2023. The decrease was primarily due to a decrease in costs associated with the sales of cosmetic injectables.

Operating Expenses

Total operating expenses were RMB815.2 million (US$111.7 million), an increase of 216.2% from RMB257.8 million in the fourth quarter of 2023.

3 In the fourth quarter of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Company grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The information, reservation services and others for prior periods and the year of 2023 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services are RMB81.3 million for the fourth quarter of 2024, RMB10.1 million for the fourth quarter of 2023, RMB169.3 million for the year of 2024, and RMB13.0 million for the year of 2023.

4 In the fourth quarter of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, and the remaining cost of services and others is reclassified into cost of information, reservation services and others. The cost of aesthetic treatment services and cost of information, reservation services and others for prior periods and the year of 2023 have also been retrospectively reclassified.

•	Sales and marketing expenses were RMB134.0 million (US$18.4 million), an increase of 6.2% from RMB126.2 million in the fourth quarter of 2023. The increase was primarily due to an increase in payroll costs. Sales and marketing expenses included share-based compensation expenses of RMB0.2 million (US$0.0 million), compared with RMB2.8 million in the corresponding period of 2023.

•	General and administrative expenses were RMB98.4 million (US$13.5 million), an increase of 13.6% from RMB86.7 million in the fourth quarter of 2023. The increase was due to an increase in professional services fees and allowance for credit losses. General and administrative expenses included share-based compensation expenses of RMB1.7 million (US$0.2 million), compared with RMB13.2 million in the corresponding period of 2023.

•	Research and development expenses were RMB42.8 million (US$5.9 million), a decrease of 5.0% from RMB45.0 million in the fourth quarter of 2023. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses included share-based compensation expenses of RMB0.2 million (US$0.0 million), compared with RMB1.6 million in the corresponding period of 2023.

•	Impairment of goodwill was RMB540.0 million (US$74.0 million), representing the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill impairment assessment.

Income Tax (Expenses)/Benefits

Income tax expenses were RMB2.1 million (US$0.3 million), compared with income tax benefits of RMB10.8 million in the same period of 2023.

Net (Loss)/Income Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB607.6 million (US$83.2 million), compared with a net income attributable to So-Young International Inc. of RMB17.5 million in the fourth quarter of 2023.

Non-GAAP Net (Loss)/Income Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, impairment of goodwill attributable to So-Young International Inc., impairment of long-term investment attributable to So-Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments, was RMB53.2 million (US$7.3 million), compared with RMB35.7 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2023.

Basic and Diluted (Loss)/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB5.92 (US$0.81) and RMB5.92 (US$0.81), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.18 and RMB0.18, respectively, in the same period of 2023.

Fiscal Year 2024 Financial Results

Revenues

Total revenues were RMB1,466.7 million (US$200.9 million), a decrease of 2.1% from RMB1,498.0 million in fiscal year 2023.

•	Information, reservation services and other revenues were RMB929.5 million (US$127.3 million), a decrease of 19.3% from RMB1,151.5 million in fiscal year 2023. The decrease was primarily due to a decrease in average revenue per paying medical service provider.

•	Aesthetic treatment services revenues were RMB169.3 million (US$23.2 million), an increase of 1206.1% from RMB13.0 million in fiscal year 2023. The increase was primarily due to the business extension of the branded aesthetic centers.

•	Sales of medical products and maintenance services were RMB368.0 million (US$50.4 million), an increase of 10.3% from RMB333.5 million in fiscal year 2023, primarily due to an increase in sales of cosmetic products.

Cost of Revenues

Cost of revenues were RMB567.6 million (US$77.8 million), an increase of 4.3% from RMB544.3 million in fiscal year 2023. The increase was primarily due to the business extension of the branded aesthetic centers. In addition, cost of revenues for fiscal year 2024 included share-based compensation expenses of RMB0.3 million (US$0.0 million), compared to RMB1.8 million in fiscal year 2023.

•	Cost of information, reservation services and others were RMB252.8 million (US$34.6 million), a decrease of 32.8% from RMB376.0 million in fiscal year 2023. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

•	Cost of aesthetic treatment services were RMB131.6 million (US$18.0 million), an increase of 1271.2% from RMB9.6 million in fiscal year 2023. The increase was primarily due to the business extension of the branded aesthetic centers.

•	Cost of medical products sold and maintenance services were RMB183.2 million (US$25.1 million), an increase of 15.4% from RMB158.8 million in fiscal year 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic products.

Operating Expenses

Total operating expenses were RMB1,523.6 million (US$208.7 million), an increase of 50.1% from RMB1,014.7 million in fiscal year 2023.

•	Sales and marketing expenses were RMB494.5 million (US$67.7 million), a decrease of 5.0% from RMB520.5 million in fiscal year 2023. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for fiscal year 2024 included share-based compensation expenses of RMB0.7 million (US$0.1 million), compared to RMB5.7 million in fiscal year 2023.

•	General and administrative expenses were RMB324.1 million (US$44.4 million), an increase of 11.5% from RMB290.8 million in fiscal year 2023. The increase was due to business extension of the branded aesthetic centers and the increase in allowance for credit losses. General and administrative expenses for 2024 included share-based compensation expenses of RMB29.5 million (US$4.0 million), compared to RMB23.6 million in fiscal year 2023.

•	Research and development expenses were RMB165.0 million (US$22.6 million), a decrease of 18.9% from RMB203.5 million in fiscal year 2023. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses for 2024 included share-based compensation expenses of RMB2.2 million (US$0.3 million), compared to RMB5.3 million in fiscal year 2023.

•	Impairment of goodwill was RMB540.0 million (US$74.0 million), representing the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill impairment assessment.

Income Tax Benefits

Income tax benefits were RMB0.9 million (US$0.1 million), compared with an income tax benefits of RMB18.1 million in fiscal year 2023.

Net (Loss)/Income Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB589.5 million (US$80.8 million), compared with a net income attributable to So-Young International Inc. of RMB21.3 million in fiscal year 2023.

Non-GAAP Net (Loss)/Income Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, impairment of goodwill attributable to So-Young International Inc., impairment of long-term investment attributable to So-Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments, was RMB4.7 million (US$0.6 million), compared with a non-GAAP net income attributable to So-Young International Inc. of RMB58.0 million in fiscal year 2023.

Basic and Diluted (Loss)/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB5.72 (US$0.78) and RMB5.72 (US$0.78), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.21 and RMB0.21 in fiscal year 2023.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of December 31, 2024, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,253.2 million (US$171.7 million), compared with RMB1,341.6 million as of December 31, 2023.

Business Outlook

For the first quarter of 2025, So-Young expects total revenues to be between RMB280.0 million (US$38.4 million) and RMB300.0 million (US$41.1 million), representing a 12.0% to 5.7% decrease from the same period in 2024. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of goodwill from income/(loss) from operations, and excluding share-based compensation expenses, impairment of goodwill, impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments from net income/(loss) attributable to So-Young International Inc., respectively. Starting from the fourth quarter of 2024, the Company newly included impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments as additional adjustments in its non-GAAP financial measures, which may result in differences from previously disclosed non-GAAP figures.

The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses (i) that are not expected to result in cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, the impairment of goodwill, impairment of long-term investment and allowance for credit loss from loans to investees are non-cash in nature. Gain/(loss) on disposal of long-term investment and fair value change of long-term investment are non-recurring in nature. And, in substance, both impairment of long-term investment and allowance for credit loss from loans to investees are impairment of investment. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, impairment of goodwill, impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, March 28, 2025, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, April 4, 2025. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	8460187

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

E-mail: dee.wang@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	426,119	587,749	80,521
Restricted cash and term deposits	14,695	66,367	9,092
Trade receivables	57,219	98,774	13,532
Inventories	118,924	151,754	20,790
Receivables from online payment platforms	23,158	24,255	3,323
Amounts due from related parties	9,212	1,218	167
Term deposits and short-term investments	900,823	599,041	82,068
Prepayment and other current assets	171,774	195,202	26,743
Total current assets	1,721,924	1,724,360	236,236
Non-current assets:
Long-term investments	261,016	280,281	38,398
Intangible assets	145,253	126,615	17,346
Goodwill	540,693	684	94
Property and equipment, net	116,782	155,352	21,283
Deferred tax assets	78,034	84,950	11,638
Operating lease right-of-use assets	118,408	162,764	22,299
Other non-current assets	232,455	200,152	27,421
Total non-current assets	1,492,641	1,010,798	138,479
Total assets	3,214,565	2,735,158	374,715

Liabilities
Current liabilities:
Short-term borrowings	29,825	69,771	9,559
Taxes payable	56,894	61,862	8,475
Contract liabilities	103,374	76,579	10,491
Salary and welfare payables	86,290	111,396	15,261
Amounts due to related parties	388	477	65
Accrued expenses and other current liabilities	233,913	265,216	36,334
Operating lease liabilities-current	29,739	44,905	6,152
Total current liabilities	540,423	630,206	86,337
Non-current liabilities:
Operating lease liabilities-non current	86,210	125,200	17,152
Deferred tax liabilities	25,082	19,758	2,707
Other non-current liabilities	1,536	1,264	173
Total non-current liabilities	112,828	146,222	20,032
Total liabilities	653,251	776,428	106,369
Shareholders’ equity:
Treasury stock	(358,453)	(376,690)	(51,606)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, respectively)	238	253	35
Class B ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 12,000,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024)	37	37	5
Additional paid-in capital	3,080,433	3,069,799	420,561
Statutory reserves	33,855	40,552	5,556
Accumulated deficit	(330,166)	(926,390)	(126,915)
Accumulated other comprehensive income	18,185	31,560	4,324
Total So-Young International Inc. shareholders’ equity	2,444,129	1,839,121	251,960
Non-controlling interests	117,185	119,609	16,386
Total shareholders’ equity	2,561,314	1,958,730	268,346
Total liabilities and shareholders’ equity	3,214,565	2,735,158	374,715

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Information, reservation services and others	278,529	201,512	27,607	1,151,532	929,455	127,335
Aesthetic treatment services	10,138	81,267	11,134	12,959	169,263	23,189
Sales of medical products and maintenance services	101,899	86,432	11,841	333,538	367,980	50,413
Total revenues	390,566	369,211	50,582	1,498,029	1,466,698	200,937
Cost of revenues:
Cost of information, reservation services and others	(85,951)	(44,518)	(6,099)	(375,986)	(252,841)	(34,639)
Cost of aesthetic treatment services	(8,128)	(65,208)	(8,933)	(9,596)	(131,580)	(18,026)
Cost of medical products sold and maintenance services	(43,555)	(43,325)	(5,936)	(158,754)	(183,164)	(25,093)
Total cost of revenues	(137,634)	(153,051)	(20,968)	(544,336)	(567,585)	(77,758)
Gross profit	252,932	216,160	29,614	953,693	899,113	123,179
Operating expenses:
Sales and marketing expenses	(126,175)	(134,045)	(18,364)	(520,451)	(494,493)	(67,745)
General and administrative expenses	(86,668)	(98,420)	(13,483)	(290,765)	(324,073)	(44,398)
Research and development expenses	(44,993)	(42,753)	(5,857)	(203,524)	(165,030)	(22,609)
Impairment of goodwill	—	(540,009)	(73,981)	—	(540,009)	(73,981)
Total operating expenses	(257,836)	(815,227)	(111,685)	(1,014,740)	(1,523,605)	(208,733)
Loss from operations	(4,904)	(599,067)	(82,071)	(61,047)	(624,492)	(85,554)
Other income/(expenses):
Investment income, net	1,135	7,623	1,044	12,004	11,020	1,510
Interest income, net	10,820	8,237	1,128	48,843	46,507	6,371
Exchange gains/(losses)	389	(763)	(105)	(662)	112	15
Impairment of long-term investment	(444)	(7,350)	(1,007)	(444)	(7,350)	(1,007)
Share of losses of equity method investee	(2,031)	(3,413)	(468)	(12,723)	(15,015)	(2,057)
Others, net	3,424	(11,103)	(1,521)	21,898	1,131	155
Income/(Loss) before tax	8,389	(605,836)	(83,000)	7,869	(588,087)	(80,567)
Income tax benefits/(expenses)	10,835	(2,126)	(291)	18,075	905	124
Net income/(loss)	19,224	(607,962)	(83,291)	25,944	(587,182)	(80,443)
Net (income)/loss attributable to noncontrolling interests	(1,723)	386	53	(4,664)	(2,345)	(321)
Net income/(loss) attributable to So-Young International Inc.	17,501	(607,576)	(83,238)	21,280	(589,527)	(80,764)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.23	(7.70)	(1.05)	0.27	(7.43)	(1.02)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.23	(7.70)	(1.05)	0.27	(7.43)	(1.02)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.18	(5.92)	(0.81)	0.21	(5.72)	(0.78)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.18	(5.92)	(0.81)	0.21	(5.72)	(0.78)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	76,584,151	78,905,617	78,905,617	77,646,899	79,384,454	79,384,454
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	77,011,890	78,905,617	78,905,617	78,054,950	79,384,454	79,384,454

Share-based compensation expenses included in:
Cost of revenues	(165)	(34)	(5)	(1,800)	(289)	(40)
Sales and marketing expenses	(2,830)	(239)	(33)	(5,680)	(659)	(90)
General and administrative expenses	(13,190)	(1,731)	(237)	(23,590)	(29,527)	(4,045)
Research and development expenses	(1,615)	(211)	(29)	(5,251)	(2,180)	(299)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
GAAP loss from operations	(4,904)	(599,067)	(82,071)	(61,047)	(624,492)	(85,554)
Add back: Share-based compensation expenses	17,800	2,215	304	36,321	32,655	4,474
Add back: Impairment of goodwill	—	540,009	73,981	—	540,009	73,981
Non-GAAP income/(loss) from operations	12,896	(56,843)	(7,786)	(24,726)	(51,828)	(7,099)

GAAP net income/(loss) attributable to So-Young International Inc.	17,501	(607,576)	(83,238)	21,280	(589,527)	(80,764)
Add back: Share-based compensation expenses	17,800	2,215	304	36,321	32,655	4,474
Add back: Impairment of goodwill attributable to So-Young International Inc.	—	540,009	73,981	—	540,009	73,981
Add back: Impairment of long-term investment attributable to So-Young International Inc.	444	7,350	1,007	444	7,350	1,007
Add back: Allowance for credit loss from loans to investees attributable to So-Young International Inc.	—	13,843	1,896	—	13,843	1,896
Reversal: Gain on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc.	—	(7,791)	(1,067)	—	(7,791)	(1,067)
Reversal: Tax effects on non-GAAP adjustments (1)	—	(1,276)	(175)	—	(1,276)	(175)
Non-GAAP net income/(loss) attributable to So-Young International Inc.	35,745	(53,226)	(7,292)	58,045	(4,737)	(648)

(1) To adjust the income tax effects of non-GAAP adjustments, which is primarily related to allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment. Other non-GAAP adjustment items have no tax effect, because full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.